Exhibit 99.1

TERMS OF OPTION GRANT
PURSUANT TO THE
ILLINOIS TOOL WORKS INC. 2011 LONG-TERM INCENTIVE PLAN (THE "PLAN")

(a)   In the event of a stock dividend, stock split, reverse stock split, share combination, recapitalization, reclassification or similar event affecting the capital structure of the Company, appropriate adjustment will be made in the number of shares subject to the option and in the option price per share.

(b)   The option period shall be for 10 years from the date of grant on [GRANT DATE]. Accordingly, no options under this grant may be exercised after the close of business in Chicago on [EXPIRATION DATE]. Except as otherwise provided in this option agreement or the Plan, no purchase of shares may be made under this option during the first year of the option period. During the second year of the option period, you shall have the right to purchase 25% of the total number of optioned shares, and in each of the next three years an additional 25% of the total number of shares optioned hereunder. Such rights to exercise shall be cumulative and may be exercised in any succeeding year of the option period up to the extent vested but not exercised in a previous year or years. On [EXPIRATION DATE], all rights under this agreement as to any shares covered by the option shall terminate.

(c)   You shall have no voting, dividend or subscription rights except with respect to the shares which have been issued to you following your exercise of part or all of the option. Your rights under this option agreement may not be assigned or transferred other than as permitted by the Plan, and during your lifetime the option shall be exercisable only by you personally.

(d)   If prior to [EXPIRATION DATE], you terminate employment with the Company and its Subsidiaries and Affiliates (the "Company Group") by reason of disability, your option shall be fully vested and exercisable not later than the earlier of five years after the date of termination due to disability, or [EXPIRATION DATE]. For purposes of this option agreement, the term "disability" means permanent and total disability which is expected to prevent you from engaging in any substantial gainful activity for any prolonged period time, as determined by the Company in its sole discretion. If you die while in the employ of the Company Group, or (notwithstanding the previous sentence) after terminating by reason of disability, your option shall be fully vested and exercisable by your estate not later than the earliest of: (i) two years after the date of death, or (ii) five years after the date of termination due to disability, or (iii) [EXPIRATION DATE].

(e)   If you retire (defined as termination of employment with the Company Group after attaining age 62 and 10 years of service or age 65 with 5 years of service) prior to [EXPIRATION DATE], and your option was granted within a year prior to your retirement, then 25% of your option shall become vested. If your option was granted more than a year prior to your retirement, then 100% of your option shall become vested. The vested portion of your option is then exercisable not later than [EXPIRATION DATE].

(f)   If you terminate your employment for any reason other than death, retirement or disability, your options that were vested prior to termination and not previously exercised may be exercised by you during the 90-day period commencing on the date of your termination but not later than [EXPIRATION DATE]. If you die during this 90-day period, the exercise period will be extended to the earlier of two years from the date of death or [EXPIRATION DATE].

(g)   Notwithstanding the foregoing, the Compensation Committee of the Board of Directors may, in its sole discretion, deem this option, whether vested or unvested, to be immediately forfeited if you compete with the Company Group, engage in gross misconduct or conduct that is against the business interests of the Company Group, or you divulge confidential information about the Company Group to other persons.

(h)   The option is subject to the terms of the Plan. Any inconsistencies shall be resolved in favor of the Plan. Capitalized terms used but not otherwise defined in this option agreement shall have the meanings ascribed to them in the Plan.

(i)   These options and the Plan should be construed in accordance with and governed by the laws of the State of Illinois, United States of America, without regard to the conflict of law provisions. For purposes of litigating any dispute that arises under this grant or the option agreement, the parties hereby submit to and consent to the jurisdiction of the State of Illinois, agree that such litigation shall be conducted in the courts of Cook County, Illinois, or the federal courts for the United States for the Northern District of Illinois, where this grant is made and/or to be performed.

(j)   You must follow the procedures for exercising options established by the Company from time to time. At the time of exercise, you must pay the option price using the payment methods established by the Company for all of the options being exercised and any applicable Tax-Related Items (as defined below) that are required to be withheld by the Company or your employer (the "Employer") in connection with the exercise.

(k)   Regardless of any action the Company or the Employer takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax related items related to your participation in the Plan and legally applicable to you ("Tax-Related Items"), you acknowledge that the ultimate liability for all Tax-Related Items is and remains your responsibility and may exceed the amount actually withheld by the Company or the Employer. You further acknowledge that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the option, including, but not limited to, the grant, vesting or exercise of the option, the subsequent sale of shares acquired pursuant to such exercise and the receipt of any dividends; and (ii) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the option to reduce or eliminate your liability for Tax-Related Items or achieve any particular tax result. Further, if you have become subject to tax in more than one jurisdiction between the date of grant and the date of any relevant taxable or tax withholding event, as applicable, you acknowledge that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to the relevant taxable or tax withholding event, as applicable, you will pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all Tax-Related Items. In this regard, you authorize the Company and/or the Employer, or their respective agents, at their discretion, to satisfy the obligations with regard to all Tax-Related Items by one or a combination of the following: (i) withholding from your wages or other cash compensation paid to you by the Company and/or the Employer; or (ii) withholding from proceeds of the sale of shares acquired at exercise of the option either through a voluntary sale or through a mandatory sale arranged by the Company (on your behalf pursuant to this authorization).

To avoid any negative accounting treatment, the Company may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates.

(l)   The provisions of this option agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

(m)   The option is subject to the requirements of (i) Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recovery of erroneously awarded compensation) and any implementing rules and regulations thereunder, (ii) similar rules under the laws of any other jurisdiction and (iii) any policies adopted by the Company to implement such requirements, all to the extent determined by the Company in its discretion to be applicable to you.

(n)   You are not permitted to purchase or sell options on the Company's common stock or engage in short sales of the Company's common stock. In addition, if you are an executive officer or director, you acknowledge that you are not permitted to engage in trading puts, calls, straddles, equity swaps or other derivative securities that are directly linked to the Company's common stock. For purposes of this paragraph, an "executive officer" means any officer classified by the Company as a reporting person under Section 16 of the U.S. Securities Exchange Act of 1934.

(o)   The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. You hereby consent to receive such documents by electronic delivery and agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

(p)   The Company reserves the right to impose other requirements on your participation in the Plan, on the option and on any shares purchased upon exercise of the option, to the extent the Company determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Plan, and to require you to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

(q)   Notwithstanding any provisions in this option agreement, the option shall be subject to the general terms and conditions set forth in Appendix A for Participants who reside outside the United States, as well as to any country-specific terms and conditions set forth in Appendix B for Participants who reside in any of the countries included in Appendix B. If you relocate outside the United States or between countries included in Appendix B, the additional terms and conditions in Appendix A and B, as applicable, will apply to you, to the extent the Company determines that the application of such terms and conditions is necessary or advisable in order to comply with local law or facilitate the administration of the Plan. Appendices A and B constitute part of this option agreement.